Exhibit 2.1

Dated 30 June 2014

(1)	CSP PRISM LP and BOND CAPITAL PARTNERS I LIMITED, as Minority Sellers

(2)	COOPERVISION (UK) HOLDINGS LIMITED, as Purchaser

(3)	THE COOPER COMPANIES, INC., as Guarantor

SALE AND PURCHASE AGREEMENT

for 10,536 Ordinary Shares, 86,557 Ordinary A Shares

and 31,943 Preference Shares in the capital of

Sauflon Pharmaceuticals Limited

Schedules

1.	Corporate Information
2.	Completion arrangements
3.	Warranties

THIS AGREEMENT is dated 30 June 2014 and made between:

(1)	CSP PRISM LP (acting by its general partner, Hollyport Management Limited) and BOND CAPITAL PARTNERS I LIMITED, as more particularly set out in Schedule 1, Part 2, Column 1 (The Minority Sellers) (each a “Minority Seller” and together the “Minority Sellers”);

(2)	COOPERVISION (UK) HOLDINGS LIMITED a company incorporated in England and Wales, having its principal place of business at Delta Park Concorde Way, Segensworth North, Fareham, Hampshire FO15 5RL (the “Purchaser”); and

(3)	THE COOPER COMPANIES, INC. a company incorporated in Delaware, USA, having its principal place of business at 6140 Stoneridge Mall Road, Suite 590, Pleasanton, CA 94588, USA (the “Guarantor”).

BACKGROUND:

(A)	Sauflon Pharmaceuticals Limited is a private company limited by shares incorporated in England and Wales on 11 September 1972 with registered number 01071033. Further details of the Company are set out in Schedule 1, Part 1 (Details of the Company).

(B)	The Purchaser is an indirect wholly owned subsidiary of the Guarantor.

(C)	The Minority Sellers have agreed to sell and the Purchaser has agreed to purchase 10,536 Ordinary Shares, 86,557 Ordinary A Shares and 31,943 Preference Shares in the capital of the Company for the consideration and upon the terms set out in this Agreement.

(D)	The Purchaser is also in discussions with the Majority Shareholders regarding the proposed acquisition of the Majority Shareholders’ Shares pursuant to a sale and purchase agreement to be entered into on or around the date of this Agreement (the “Majority Sale Agreement”), and a draft of which that included all material provisions including, but not limited to, consideration and warranties, and was substantially in the form to be entered into by the Purchaser and ‘Sellers’ (as defined therein) has been provided by or on behalf of the Purchaser and the Guarantor to the Minority Sellers.

IT IS AGREED that:

1.	DEFINITIONS AND INTERPRETATION

1.1	Defined terms

In this Agreement and the Background:

“Accrued Interest” means accrued interest on the relevant amount which shall be charged for the period beginning on the Completion Date and ending on the date of actual payment at a rate of 2.0% per annum, calculated on the basis of a year of 365 days and for the actual number of days elapsed and shall accrue from day to day;

“Balancing Payment Date” means the later of:

(a)	the Completion Date; and

(b)	the date falling 10 Business Days after the date when the Exchange Net Debt Statement has become final and binding on the Purchaser and Bond (and the Majority Shareholders) pursuant to Schedule 9 (Determination of Exchange Net Debt Amount) of the Majority Sale Agreement;

“Bond” means Bond Capital Partners I Limited, further details of which are in Schedule 1, Part 2, Column 1 (The Minority Sellers);

“Bond Account” means the bank account which Bond shall notify to the Purchaser at least 5 Business Days prior to any payment being required to be made to the Bond Account;

“Bond Balancing Payment Amount” means, either:

(a)	9.667% of the amount by which the Exchange Net Debt Amount is less than the Target Net Debt Amount; or

(b)	9.667% of the amount by which the Exchange Net Debt Amount is more than the Target Net Debt Amount,

as applicable;

“Bond Representative” means Mr John Maynard or any other individual nominated by Bond by written notice to the Purchaser as a replacement;

“Business Day” means a day (not being a Saturday or Sunday) when banks generally are open in both the City of London, United Kingdom and New York, United States of America for the transaction of general banking business;

“Companies Act” means the Companies Act 2006;

“Company” means Sauflon Pharmaceuticals Limited details of which are given in Schedule 1, Part 1 (Details of the Company);

“Completion” means completion of the sale and purchase of the Shares under this Agreement;

“Completion Date” means close of business on the day Completion takes place;

“Condition” has the meaning given to it in Clause 5.1 (Condition);

“Encumbrance” means any mortgage, charge, pledge, lien, restriction, assignment, hypothecation, security interest, title retention or any other agreement or arrangement the effect of which is the creation of security; or any other interest, equity or other right of any person (including any right to acquire, option, right of first refusal or right of pre-emption), save in each case for any lien or restriction over the 10,536 Ordinary Shares held by Prism arising due to their being partly paid; or any agreement or arrangement to create any of the same and “unEncumbered” shall be construed accordingly;

“Exchange Net Debt Amount” has the meaning given to it in the Majority Sale Agreement;

“Exchange Net Debt Statement” has the meaning given to it in the Majority Sale Agreement;

“Group” means the Company and the Subsidiaries and “member of the Group” shall be construed accordingly;

“Group Guarantees” means any guarantee or indemnity given to a third party by the Company or any member of the Group;

“Leakage” means:

(a)	any distribution or dividend (whether in cash or in specie) declared, paid or made by the Company or any member of the Group;

(b)	the distribution, repurchase, repayment, redemption or return of any share capital or loan stock by the Company or any member of the Group;

(c)	any transfer or disposal to a Minority Seller or any person connected with a Minority Seller by the Company or any member of the Group of any asset;

(d)	any acquisition from a Minority Seller or any person connected with a Minority Seller by the Company or any member of the Group of any asset for a consideration which is more than market value;

(e)	any assumption or incurring of any debt or liability (or the granting or provision of any security in relation to any debt or liability) by the Company or any member of the Group for the benefit of a Minority Seller or any person connected with a Minority Seller;

(f)	any waiver, forgiveness or discounting of all or any part of any debt owing by a Minority Seller or any person connected with a Minority Seller to the Company or any member of the Group;

(g)	any loan granted by the Company or any member of the Group to a Minority Seller or any person connected with a Minority Seller;

(h)	the payment by any member of the Group of any sum to, or making by any member of the Group of any gift or other gratuitous payment to, or entering into any transaction with (and for the benefit of), a Minority Seller or any person connected with a Minority Seller;

(i)	the entry into by the Company or any member of the Group of a guarantee or indemnity relating to the obligation of any Minority Seller or any person connected with any Minority Seller;

(j)	the forgiveness, release or waiver of any debt or claim outstanding against to any Minority Seller or any person connected with any Minority Seller by the Company or any member of the Group;

(k)	any payment or reimbursement by the Company or any member of the Group of any costs, charges or expenses incurred by any Minority Seller or any person connected with any Minority Seller in connection with the negotiation, preparation or completion of this Agreement or the other documents referred to in this Agreement or the sale and purchase under this Agreement;

(l)	the creation of any Encumbrance over any assets of any member of the Group in favour of a Minority Seller or any person connected with a Minority Seller or to secure a liability of a Minority Seller or any person connected with a Minority Seller;

(m)	the making or entering into of any agreement or arrangement relating to any of the foregoing matters by the Company or any member of the Group for the benefit of any Minority Seller or any person connected with any Minority Seller; and/or

(n)	any fees, costs or Taxation liability incurred by any member of the Group as a result of the matters set out in paragraphs (a) to (m) above,

in each case, save to the extent that they are Permitted Leakage;

“Locked Box Accounts” means, in relation to the Group, the audited consolidated balance sheet of the Group as at the Locked Box Date in respect of the financial year ended on the Locked Box Date and the audited consolidated profit and loss account and the cash flow statement of the Group in respect of that financial year as at the Locked Box Date;

“Locked Box Date” means 31 October 2013;

“London Stock Exchange” means London Stock Exchange plc;

“Long Stop Date” means 31 December 2014;

“Losses” in respect of any matter, event or circumstance includes all losses, claims, demands, actions, proceedings, penalties, damages and other payments, costs, expenses or other liabilities of any kind;

“Majority Sale Agreement” has the meaning set out in Background (D);

“Majority Sale Joint Condition” means the condition to completion of the Majority Sale Agreement as set out in part 1 of schedule 3 (Conditions) of the Majority Sale Agreement;

“Majority Shareholders” means each of Alan Wells, John Maynard, Bridget Maynard, Francis Erard, Howard Griffiths, Robert Broad, Alan Duncan and Stephen McEvoy;

“Majority Shareholders’ Shares” means the 167,094 Ordinary Shares owned by the Majority Shareholders;

“Ordinary Shares” means the ordinary shares of £1 each in the capital of the Company;

“Ordinary A Shares” means the ordinary A shares of £1 each in the capital of the Company;

“Permitted Leakage” means, from (but excluding) the Locked Box Date to (and including) the Completion Date:

(a)	any payment made in respect of monitoring fees, directors’ fees and expenses to non-executive directors of the Company or any member of the Group, which is:

(i)	Disclosed (as such term is defined in the Majority Sale Agreement); or

(ii)	a payment of directors’ fees and expenses to David Gowing and/or James Speedie in his capacity as a non-executive director of the Company, in each case in an amount not exceeding £20,000;

(b)	any payment which has been provided for in the Locked Box Accounts;

(c)	the payment of dividends to Bond in respect of the Preference Shares in accordance with the articles of the Company as at the date of this Agreement and in an amount not exceeding £4,500,000; and

(d)	any other payments by the Company or any other member of the Group agreed in writing between the Minority Sellers and the Purchaser;

“Preference Shares” means the preference shares of £1 in the capital of the Company;

“Prism” means CSP Prism L.P., acting by its general partner Hollyport Management Limited, further details of which are in Schedule 1, Part 2, Column 1 (The Minority Sellers);

“Prism Account” means the client account of Prism’s solicitors, Macfarlanes LLP, details of which Prism shall notify (by email) to the Purchaser at least 5 Business Days prior to any payment being required to be made to such account;

“Prism Representative” means John Carter or any other individual nominated by Prism by written notice to the Purchaser as a replacement;

“Proceedings” means any proceedings, suit or action arising out of or in connection with this Agreement;

“Purchaser’s Account” means the bank account which the Purchaser shall notify to the Bond Representative and/or the Prism Representative (as applicable) at least 5 Business Days prior to any payment being required to be made to the Purchaser’s Account by the relevant Minority Seller;

“Purchaser’s Group” means any of the following from time to time: the Purchaser, its subsidiaries and subsidiary undertakings and any holding company or parent undertaking of the Purchaser and all other subsidiaries and subsidiary undertakings of any holding company or parent undertaking of the Purchaser and “member of the Purchaser’s Group” shall be construed accordingly;

“Purchaser’s Solicitors” means Latham & Watkins (London) LLP of 99 Bishopsgate, London EC2M 3XF, United Kingdom;

“Shares” means the 10,536 Ordinary Shares, 86,557 Ordinary A Shares and 31,943 Preference Shares legally and beneficially owned by the Minority Sellers as set out in Schedule 1, Part 2 (The Minority Sellers), Columns 2, 3 and 4, which together with the Majority Shareholders’ Shares comprise all of the issued shares in the capital of the Company;

“Subsidiaries” means the subsidiary undertakings of the Company, details of which are given in Schedule 1, Part 2 of the Majority Sale Agreement (and not including, with effect from Completion, Optipak Limited) and any reference to a Subsidiary is a reference to any one of them;

“SUSA Bond Contribution Amount” means the sterling equivalent of 7.4713% of the SUSA Executives Payment;

“SUSA Executives” has the meaning given to it in the Majority Sale Agreement;

“SUSA Executives Payment” has the meaning given to it in the Majority Sale Agreement;

“SUSA Prism Contribution Amount” means the sterling equivalent of 22.7095% of the SUSA Executives Payment;

“SUSA Release Letter” has the meaning given to it in the Majority Sale Agreement;

“SUSA Taxes” has the meaning given to it in the Majority Sale Agreement;

“SUSA Taxes Amount” means 30.1808% of the SUSA Taxes;

“Takeover Panel” means the Panel on Takeovers and Mergers;

“Target Net Debt Amount” has the meaning given to it in the Majority Sale Agreement;

“Tax” or “Taxation” means:

(a)	all forms of tax, levy, impost, contribution, duty, liability and charge in the nature of taxation and all related withholdings or deductions of any nature (including, for the avoidance of doubt, National Insurance contribution liabilities in the United Kingdom and corresponding obligations elsewhere); and

(b)	all related fines, penalties, charges and interest,

imposed by a Tax Authority whether directly or primarily chargeable against, recoverable from or attributable to the Company or any Subsidiary or another person;

“Tax Authority” means any Tax or other authority, body or person (whether inside or outside the United Kingdom) competent to impose any liability to Tax;

“Transaction” means the transaction effected or contemplated by this Agreement;

“UK Listing Authority” means the Financial Conduct Authority in its capacity as the competent authority for the purposes of the Financial Services and Markets Act 2000; and

“Warranties” means the warranties referred to in Clause 7 (Warranties) and set out in Schedule 3 (Warranties) given and made by each of the Minority Sellers in favour of the Purchaser.

1.2	Contents page and headings

In this Agreement, the contents page and headings are included for convenience only and shall not affect the interpretation or construction of this Agreement.

1.3	Meaning of references

In this Agreement, unless the context requires otherwise, any reference to:

(a)	this Agreement includes the Background and Schedules, which form part of this Agreement for all purposes;

(b)	the Background is to the statements about the background to this Agreement made above, a Clause or Section or to a Schedule is, as the case may be, to a clause or section of or a schedule to this Agreement and any reference in a Schedule to a Part or Paragraph is to a part or paragraph of that Schedule;

(c)	a company is to any company, corporation or other body corporate wherever and however incorporated or established;

(d)	a document is to that document as supplemented, otherwise amended, replaced or novated from time to time;

(e)	any English statutory provision or English legal term for any action, remedy, method of judicial proceeding, document, legal status, court, official or other legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English statutory provision or English legal term;

(f)	the masculine, feminine or neuter gender respectively includes the other genders and any reference to the singular includes the plural (and vice versa);

(g)	including means “including without limitation” (with related words being construed accordingly), in particular means “in particular but without limitation” and other general words shall not be given a restrictive interpretation by reason of their being preceded or followed by words indicating a particular class of acts, matters or things;

(h)	a party or the parties is to a party or the parties (as the case may be) to this Agreement and shall include any permitted assignees of a party;

(i)	a person includes any individual, firm, company, corporation, government, state or agency of state or any association, trust or partnership (whether or not having a separate legal personality);

(j)	a person includes a reference to that person’s legal personal representatives and successors;

(k)	pounds, sterling or £ is to the lawful currency from time to time of the United Kingdom and euro is to the lawful currency of the states of the European Union which are from time to time participating in Economic and Monetary Union;

(l)	for the purposes of this Agreement, where it is necessary to convert amounts specified in one currency into another currency, the rate of exchange to be used in converting amounts specified in one currency into another currency shall be:

(i)	subject to Clause 1.1(l)(ii), the closing mid-point rate for exchanges between those currencies quoted in the Financial Times (London edition) on the date of the conversion or, if such rate is not available on the date of conversion, such rate as is provided on the immediately preceding Business Day on which that rate is so quoted;

(ii)	in respect of any conversion from US dollars into pounds sterling (or vice versa) which is required in connection with the SUSA Executives Payment, the SUSA Bond Contribution Amount and/or the SUSA Prism Contribution Amount, the closing mid-point rate for exchanges between those currencies quoted in the Financial Times (London edition) on the Business Day immediately prior to the Completion Date;

(m)	a statute or statutory provision includes any consolidation or re-enactment, modification or replacement of the same, any statute or statutory provision of which it is a consolidation, re-enactment, modification or replacement and any subordinate legislation in force under any of the same from time to time except to the extent that any consolidation, re-enactment, modification or replacement enacted after the date of this Agreement would extend or increase the liability of any party to another under this Agreement;

(n)	a time of the day is to London time and references to a day are to a period of 24 hours running from midnight to midnight; and

(o)	writing shall include any modes of reproducing words in a legible and non-transitory form (including via email, save where a party’s signature is required, in which case including a signed attachment to an email).

1.4	Companies Act definitions

In this Agreement, the words and expressions “accounting reference period”, “body corporate”, “holding company”, “parent undertaking”, “subsidiary”, “subsidiary undertaking” and “connected with” have the meanings given to them in the Companies Act. Notwithstanding the foregoing, for the purposes of this Agreement, neither Minority Seller shall be considered to be “connected with” any other shareholder of the Company (including the other Minority Seller).

2.	AGREEMENT TO SELL AND PURCHASE

2.1	Sale and purchase

Each of the Minority Sellers shall sell with full title guarantee and free from all Encumbrances and the Purchaser shall purchase the entire legal and beneficial ownership in the number of Shares set opposite its name in Schedule 1, Part 2 (The Minority Sellers), together with all rights attached or accruing to them at Completion and all dividends declared, made or paid since the Locked Box Date (other than the dividend paid to, or to be paid to, Bond in an amount not exceeding £3,114,212).

2.2	Waiver of pre-emption rights

Each of the Minority Sellers waives all rights of pre-emption or other rights to restrict transfer of the Shares conferred either by the articles of association of the Company, any agreement between the shareholders of the Company or in any other way (including in respect of any transfer of the Majority Shareholders’ Shares pursuant to the Majority Sale Agreement).

2.3	Remedies

Without prejudice to any other rights or remedies that the Purchaser or any member of the Purchaser’s Group may have, the Minority Sellers acknowledge and agree that damages alone would not be an adequate remedy for any breach of the terms of this Clause 2. Accordingly, the Purchaser or any member of the Purchaser’s Group shall be entitled to seek the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the terms of this Clause 2.

3.	PURCHASE PRICE

3.1	Purchase price

(a)	The consideration for the Shares being sold by Bond is £49,684,077, and:

(i)	if the Exchange Net Debt Amount is less than the Target Net Debt Amount, plus the Bond Balancing Payment Amount;

(ii)	if the Exchange Net Debt Amount is more than the Target Net Debt Amount, minus the Bond Balancing Payment Amount; and

(iii)	if the SUSA Release Letter duly executed is delivered to the Purchaser on or prior to the date which is 5 Business Days prior to the Completion Date, minus the SUSA Bond Contribution Amount provided always that the consideration for the Shares being sold by Bond shall, subject to any required deduction of the Bond Balancing Payment Amount, not be less than £49,118,070; and

(b)	The consideration for the Shares being sold by Prism is £151,018,255 and, if the SUSA Release Letter duly executed is delivered to the Purchaser on or prior to the date which is 5 Business Days prior to the Completion Date, minus the SUSA Prism Contribution Amount, provided always that the consideration for the Shares being sold by Prism shall not be less than £149,297,837.

3.2	Satisfaction of consideration

The consideration shall be satisfied:

(a)	on Completion, by the electronic transfer for same day value to the Prism Account of the amount which is equal to £151,018,255 minus the SUSA Prism Contribution Amount, provided always that such amount shall not be less than £149,297,837;

(b)	on Completion, by the electronic transfer for same day value to the Bond Account of the amount which is equal to £49,684,077 minus the SUSA Bond Contribution Amount provided always that the consideration for the Shares being sold by Bond shall, subject to any deduction required in respect of the Bond Balancing Payment Amount, not be less than £49,118,070;

(c)	if the SUSA Release Letter duly executed is not delivered to the Purchaser on or prior to the date which is 5 Business Days prior to the Completion Date, on Completion, by the electronic transfer for same day value of the amount which is equal to the SUSA Prism Contribution Amount plus the SUSA Bond Contribution Amount minus the SUSA Taxes Amount, to the client bank account of the Sellers’ Lawyers (as defined in the Majority Sale Agreement); and

(d)	if the Exchange Net Debt Amount is less than the Target Net Debt Amount, on or before the Balancing Payment Date, by the electronic transfer of the Bond Balancing Payment Amount together with Accrued Interest thereon for same day value by the Purchaser to the Bond Account.

3.3	If Exchange Net Debt Amount is more than Target Net Debt Amount

If the Exchange Net Debt Amount is more than the Target Net Debt Amount, Bond shall be liable to pay to the Purchaser, on or before the Balancing Payment Date, the Bond Balancing Payment Amount, together with Accrued Interest thereon; and the liability of Bond to pay such amount shall be satisfied by the payment of the Bond Balancing Payment Amount to the Purchaser’s Account by way of electronic transfer for same day value. Prism shall have no liability under this Clause 3.3.

3.4	Miscellaneous

(a)	Receipt by a Minority Seller of any monies or completed documentation to be provided by the Purchaser in satisfaction of any of the obligations of the Purchaser under this Agreement shall be accepted by that Minority Seller as a full and complete discharge of that obligation and the Minority Sellers hereby waive any and all claims against any member of the Group and any member of the Purchaser’s Group in connection with the apportionment of consideration as between the Majority Shareholders and the Minority Sellers or in connection with the Majority Sale Agreement.

(b)	The Purchaser, or any payment agent or disbursing agent designated by the Purchaser shall be entitled to deduct and withhold from any payment to any person under this Agreement such amounts as it, or the Company or any Subsidiary, is required under any provision of applicable Tax law or regulation to deduct and withhold with respect to the making of such payment or any other Tax withholding obligation. To the extent that amounts are so withheld or deducted, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such person in respect of which such deduction and withholding was made.

(c)	Bond irrevocably confirms to the Purchaser that the Sellers’ Representative (as defined in the Majority Sale Agreement) is authorised on behalf of Bond to determine the Exchange Net Debt Amount irrespective of whether the Bond Representative and the Sellers’ Representative are, at the relevant time, no longer the same.

(d)	The Purchaser confirms to Bond that it will engage with the Sellers’ Representative (as defined in the Majority Sale Agreement) in determining the Exchange Debt Amount in the terms set out in the Majority Sale Agreement irrespective of whether the Bond Representative and the Sellers’ Representative are, at the relevant time, no longer the same.

3.5	Payment pursuant to claim

Other than payments of interest, any payment made by a Minority Seller to the Purchaser pursuant to a claim made by the Purchaser for any breach of this Agreement otherwise pursuant to this Agreement shall be made by way of reduction of the consideration paid for the Shares and the amount of the consideration received by that Minority Seller shall accordingly be deemed to have been reduced by the amount of that payment.

3.6	Guarantor

(a)	If the Purchaser fails to comply with Clause 3.2 (Satisfaction of consideration) then the Guarantor guarantees that it shall immediately perform and discharge the obligations of the Purchaser under that provision.

(b)	The guarantee set out in Clause 3.6(a) is a continuing guarantee and shall remain in force and effect until the Purchaser has performed and discharged all of its obligations under Clause 3.2 (Satisfaction of consideration).

(c)	The Guarantor’s liability under Clause 3.6(a) shall not be affected by any payment or other dealing or anything else (whether by or relating to the Purchaser, any co-guarantor or any other person) which would, but for this Clause 3.6(c), operate to discharge or reduce that liability.

(d)	If anything (including any legal limitation, disability, liquidation or other incapacity on the part of the Purchaser or any disclaimer by a liquidator or trustee in bankruptcy) causes any of the Purchaser’s obligations under Clause 3.2 (Satisfaction of consideration) and/or the guarantee set out in Clause 3.6(a) to be or become invalid or unenforceable, then the Guarantor shall perform and discharge all of the Purchaser’s payment obligations under this Agreement as if they were the primary obligations of the Guarantor.

(e)	The Guarantor shall not exercise any rights which it may have against the Purchaser arising from or otherwise relating to its guarantee under Clause 3.6(a) or its other obligations under this Clause 3.6 unless and until all of the obligations of the Purchaser and the Guarantor under Clause 3.2 (Satisfaction of consideration) and this Clause 3.6 have been performed and discharged.

(f)	The Guarantor’s obligations under this Clause 3.6, including its guarantee under Clause 3.6(a), are unconditional and irrevocable.

4.	LOCKED BOX

4.1	No Leakage

Each of the Minority Sellers hereby severally warrants to the Purchaser that, in the period from (but excluding) the Locked Box Date to (and including) the Completion Date, it has not received and will not receive any amount of Leakage (including as a result of the entry into or performance of this Agreement), excluding, for the avoidance of doubt, any Leakage of which the Minority Seller or anyone connected with the Minority Seller is not the direct beneficiary.

4.2	Consequences for breach

(a)	Each Minority Seller undertakes on a several (but not joint or joint and several) basis that, in the event of a breach by it of Clause 4.1, it shall pay to the Purchaser within 10 Business Days of a written demand, on a pound for pound basis, a sum equal to the aggregate amount of any Leakage so received by it.

(b)	The liability of each Minority Seller under this Clause 4.2 shall not exceed the lower of (i) the amount of consideration received by it and (ii) the aggregate amount of Leakage received by that Minority Seller in breach of Clause 4.1.

(c)	Any amounts payable under this Clause 4.2 (whether satisfied pursuant to Clause 4.1 or otherwise) shall be by way of electronic transfer for same day value made to the Purchaser’s Account.

(d)	Any amounts payable by a Minority Seller under this Clause 4.2 shall, so far as reasonably practicable, be deemed to take effect by way of reduction of the amount of consideration payable to that Minority Seller pursuant to Clause 3 (Purchase price).

4.3	Notification of Leakage

(a)	Each Minority Seller shall notify the Purchaser in writing of any matter of which it becomes aware that constitutes, or which could reasonably be expected to constitute, a breach of the warranty set out in Clause 4.1.

(b)	Each Minority Seller shall only be liable to the Purchaser under this Clause 4 in respect of Leakage received by that Minority Seller in breach of Clause 4.1 if that Minority Seller receives a written demand from the Purchaser in accordance with Clause 4.2 prior to 31 December 2016.

5.	CONDITION AND COOPERATION

5.1	Condition

(a)	Completion is conditional on the completion of the sale and purchase of the Majority Shareholders’ Shares pursuant to and in accordance with the terms of the Majority Sale Agreement (the “Condition”).

(b)	Each Minority Seller shall promptly provide all information relating to itself as may be reasonably requested by the Purchaser in pursuance of satisfaction of the Majority Sale Joint Condition.

(c)	The Purchaser shall use its reasonable endeavours to procure satisfaction of the Condition as soon as possible after the date of this Agreement.

5.2	Notification of other parties

Upon any party becoming aware that the Condition:

(a)	has been satisfied;

(b)	will, or is likely to be, capable of satisfaction by virtue of the Majority Sale Joint Condition having been satisfied (at any time after the date of this Agreement);

(c)	will, or is likely to be, delayed in satisfaction beyond the Long Stop Date; or

(d)	has become incapable of satisfaction by the Long Stop Date,

that party shall promptly notify the other parties of that fact and shall supply to the other parties written evidence (if available) of the satisfaction of the Condition or (as the case may be) a written explanation for the delay in satisfaction or for the Condition having become incapable of satisfaction.

5.3	If Condition not satisfied

(a)	Termination at Long Stop Date

In the event of the Condition not being satisfied on or before the Long Stop Date, all rights and obligations of the parties under this Agreement (except under Clauses 9 (Confidentiality and announcements), 10 (Costs) and 20 (Governing law and jurisdiction)) shall terminate and no party shall have any claim against the other, but without prejudice to the accrued rights and obligations of the parties before that termination.

(b)	Termination prior to Long Stop Date

This Agreement and all rights and obligations of the parties under this Agreement (except under Clauses 9 (Confidentiality and announcements), 10 (Costs) and 20 (Governing law and jurisdiction)) shall automatically terminate if:

(i)	the Purchaser and the Majority Shareholders have not entered into the Majority Sale Agreement on or before 11am (UK time) on the Business Day immediately following the date of this Agreement; or

(ii)	the Majority Sale Agreement terminates in accordance with its terms,

and no party to this Agreement shall have any claim against the other as a result of any such termination.

6.	COMPLETION

6.1	Completion

Completion shall take place on the date and time at which, and at the place where, completion under the Majority Sale Agreement takes place.

6.2	Completion arrangements

At Completion the Minority Sellers and the Purchaser shall do the things listed in Schedule 2 (Completion arrangements).

6.3	Partial Completion

(a)	Without prejudice to any other rights and remedies the Purchaser may have, the Purchaser shall not be obliged to complete the sale and purchase of any of the Shares unless the sale and purchase of all of the Shares and the Majority Shareholders’ Shares is completed simultaneously.

(b)	Without prejudice to any rights and remedies the Purchaser may have, if the Minority Sellers do not comply with their obligations under Clause 6.2 the Purchaser may proceed to Completion as far as practicable (without limiting its right to claim damages in respect of the breach or any other rights and remedies it may have) or defer Completion to a date being not more than 20 Business Days following the date on which Completion would otherwise have taken place (so that the provisions of this Clause 6 shall apply to Completion so deferred) provided that such deferral may only occur once.

(c)	Without prejudice to any rights and remedies the Minority Sellers may have, if the Purchaser does not comply with its obligations under Clause 6.2 the Minority Sellers may proceed to Completion as far as practicable (without limiting their right to claim damages in respect of the breach or any other rights and remedies they may have) or defer Completion to a date being not more than 20 Business Days following the date on which Completion would otherwise have taken place (so that the provisions of this Clause 6 shall apply to Completion so deferred) provided that such deferral may only occur once.

7.	WARRANTIES

7.1	Warranties

(a)	As at the date of this Agreement each Minority Seller severally warrants to the Purchaser, in each case in relation to itself only and in respect of the Shares set out opposite its name in Schedule 1, Part 2 (The Minority Sellers) only, in the terms of the Warranties.

(b)	As at Completion, each Minority Seller severally warrants to the Purchaser, in each case in relation to itself only and in respect of the Shares set out opposite its name in Schedule 1, Part 2 (The Minority Sellers) only, in the terms of the Warranties, by reference to the facts and circumstances then existing, and any reference made to the date of this Agreement (whether express or implied) in relation to any Warranty shall be construed, in relation to such repetition, as a reference to the Completion Date.

7.2	Status of Warranties

Each Minority Seller agrees that each of the Warranties is separate from and independent of any other Warranty and (except as otherwise provided in this Agreement) shall not be limited by any other provision of this Agreement.

7.3	No right of rescission

Other than in the event of fraud or fraudulent misrepresentation, the sole remedy of the Purchaser for breach of the Warranties shall be damages and the Purchaser acknowledges that it shall have no right to rescind this Agreement after Completion for breach of the Warranties.

7.4	Waiver of claims against Group

In each case with effect from Completion, the Minority Sellers waive and shall procure that all persons connected with the Minority Sellers shall waive any claims, rights and/or remedies they may have against any member of the Group or any of their respective present or former employees, directors, agents, officers or advisers.

7.5	Group Guarantees

Each Minority Seller severally warrants to the Purchaser, in each case in relation to itself only, that at the date of this Agreement no Group Guarantees are given in respect of any obligation of the Minority Seller or any of its connected persons.

8.	PURCHASER’S WARRANTIES

8.1	The Purchaser warrants to each of the Minority Sellers that:

(a)	the Purchaser has full power to enter into and perform its obligations under this Agreement and this Agreement constitutes valid and binding obligations on the Purchaser in accordance with its terms;

(b)	the Purchaser is entering into this Agreement on its own behalf and not on behalf of any other person;

(c)	the Purchaser shall fund the full amount of the consideration payable under this Agreement from its own cash resources or facilities which will be available to the Purchaser upon Completion and the Purchaser is not and shall not be required to obtain the sanction or consent of the shareholders of the Purchaser (or any class of them) or any other person (other than German Federal Cartel Office) in order to fund or complete the Transaction;

(d)	the execution and delivery of, and the performance by the Purchaser of its obligations under this Agreement will not:

(i)	result in a breach of any provision of its articles of association; or

(ii)	result in a breach of any order, judgment or decree of any court or governmental agency to which the Purchaser is a party or by which the Purchaser is bound; and

(e)	save as provided in this Agreement all consents, permissions, approvals and agreements of shareholders of the Purchaser or any other third parties which are necessary for the Purchaser to obtain in order to enter into and perform this Agreement in accordance with its terms have been unconditionally obtained in writing and have been disclosed in writing to the Minority Sellers.

8.2	The Guarantor warrants to each of the Minority Sellers that it has full power to enter into and perform its obligations under this Agreement and this Agreement constitutes valid and binding obligations on the Guarantor in accordance with its terms.

9.	CONFIDENTIALITY AND ANNOUNCEMENTS

9.1	Confidentiality

Subject to Clause 9.2, each party shall treat as strictly confidential:

(a)	the existence and provisions of this Agreement and of any document or agreement entered into pursuant to this Agreement;

(b)	in the case of a Minority Seller, any information received or held by it or any person connected with it which relates to the Purchaser’s Group or, following Completion, any member of the Group;

(c)	in the case of the Purchaser, any information received or held by the Purchaser which relates wholly or mainly to the Minority Sellers or any person connected with the Minority Sellers but excluding any information which relates to the operation of the Group prior to Completion and which is disclosed in the ordinary course of the business of the Purchaser’s Group following Completion;

(d)	the negotiations relating to this Agreement; and

(e)	all information received or obtained as a result of entering into or performing this Agreement which relates to any of the other parties or the business, financial or other affairs of any of the other parties, excluding in the case of the Purchaser, following Completion, information received or obtained by the Purchaser which relates to the business, financial or other affairs of the Group.

9.2	Exceptions

A party may disclose information referred to in Clause 9.1 (including by way of press or public announcement or the issue of a circular) which would otherwise be confidential if and to the extent that the disclosure is:

(a)	approved by the other parties in writing in advance, such approval not to be unreasonably withheld or delayed;

(b)	required by the law of any relevant jurisdiction or by a court of competent jurisdiction;

(c)	required by any securities or investment exchange or regulatory or governmental body to which a party is subject wherever situated, including the US Securities and Exchange Commission, the New York Stock Exchange, the London Stock Exchange, the UK Listing Authority or the Takeover Panel;

(d)	made to the professional advisers, auditors or bankers of any of the Minority Sellers or the Majority Shareholders, subject to the condition that the Minority Seller or the Majority Shareholders making the disclosure shall procure that those persons comply with Clause 9.1 as if they were parties to this Agreement;

(e)	to the Majority Shareholders;

(f)	made to the professional advisers, auditors or bankers of any member of the Purchaser’s Group or any member of the Group, subject to the condition that the Purchaser shall procure that those persons comply with Clause 9.1 as if they were parties to this Agreement;

(g)	made to the officers or employees of that party who need to know the information for the purposes of the transactions effected or contemplated by this Agreement subject to the condition that the party making the disclosure shall procure that those persons comply with Clause 9.1 as if they were parties to this Agreement;

(h)	of information that has already come into the public domain through no fault of that party;

(i)	of information of the kind referred to in Clause 9.1(c) which is already lawfully in the possession of that party as evidenced by its or its professional advisers’ written records and which was not acquired directly or indirectly from the other party to whom it relates;

(j)	in the case of Prism, made to the investors in CSP Prism L.P. (for the avoidance of doubt, including general partners of such investor funds and

Hollyport Management Limited) or to the potential investors in any subsequent fund which Hollyport Management Limited or Hollyport Capital LLP may establish, subject to the condition that Prism shall only disclose the existence of the Transaction, the parties thereto and details of the consideration (including the consideration received by Prism), but no other information relating to the Transaction, the Purchaser’s Group or the Group; and

(k)	in the case of Bond, made to the investors in Bond Capital Partners 1 Limited or to the potential investors in any subsequent fund which Bond Capital Partners Limited (the general partner of Bond Capital Partners 1 Limited) may establish, subject to the condition that Bond Capital Partners 1 Limited shall only disclose the existence of the Transaction, the parties thereto and the consideration but no other information relating to the Transaction, the Purchaser’s Group or the Group,

provided that any information disclosed pursuant to Clause 9.2(b) or (c) shall be disclosed only, if reasonably practicable, after notice to the other parties (save where such notice is prohibited by law) and the disclosing party shall take reasonable steps to consult and co-operate with the other parties regarding the content, timing and manner of that disclosure and any action which any of them may reasonably elect to take to challenge legally the validity of that requirement.

9.3	No limit in time

The restrictions contained in this Clause shall continue to apply after the rescission or termination of this Agreement and, following Completion, shall continue to apply without limit in time.

9.4	Notices to customers etc.

Nothing in this Agreement will prohibit the Purchaser from making or sending after Completion any announcement to a customer, client or supplier of the Company or a Subsidiary informing it that the Purchaser has purchased the Shares.

10.	COSTS

Each party shall be responsible for all the costs, charges and expenses incurred by it in connection with and incidental to the negotiation, preparation and completion of this Agreement, the other documents referred to in this Agreement and the sale and purchase under this Agreement. The Purchaser shall promptly pay all stamp duty or stamp duty reserve tax (and any associated interest and penalties) payable in respect of the transfer of the Shares.

11.	ENTIRE AGREEMENT

11.1	Entire agreement

This Agreement represents the whole and only agreement between the parties in relation to the sale and purchase of the Shares and supersedes any previous agreement whether written or oral between all or any of the parties in relation to that subject matter. Accordingly, all other terms, conditions, representations, warranties and other statements which would otherwise be implied (by law or otherwise) shall not form part of this Agreement. This Clause shall not exclude any liability for or remedy in respect of fraud or fraudulent misrepresentation.

11.2	No liability unless statement made fraudulently

The Minority Sellers are not liable:

(a)	in contract in respect of any representation, warranty or other statement (other than in respect of any warranty set out in this Agreement, including the warranty set out at Clause 4.1 (No Leakage)) being false, inaccurate or incomplete; or

(b)	in equity, tort or under the Misrepresentation Act 1967 in respect of any representation, or other statement warranty (other than in respect of any warranty set out in this Agreement, including the warranty set out at Clause 4.1 (No Leakage)) being false, inaccurate or incomplete, unless in any case it was made fraudulently.

11.3	No reliance

The Purchaser acknowledges that in entering into this Agreement it places no reliance on any representation, warranty or other statement of fact or opinion save for the warranties set out in this Agreement (including the Warranties).

11.4	Financial promotion

Without prejudice to Clause 11.3, the Purchaser acknowledges that, in entering into this Agreement, it has not relied on any unlawful communication (as defined in s30(1) Financial Services and Markets Act 2000) made by or on behalf of any member of the Group, any of the Minority Sellers or any of their respective professional advisers.

12.	CONTINUING EFFECT

Each provision of this Agreement shall continue in full force and effect after Completion, except to the extent that any provision has been fully performed on or before Completion or to the extent otherwise expressly provided.

13.	LIABILITY AND INVALIDITY

13.1	Liability

The obligations of the Minority Sellers under this Agreement are several (and not joint or joint and several).

13.2	Invalidity

If all or any part of any provision of this Agreement shall be or become illegal, invalid or unenforceable in any respect, then the remainder of that provision and/or all other provisions of this Agreement shall remain valid and enforceable.

14.	AMENDMENTS AND WAIVERS

14.1	Amendments

No amendment or variation of the terms of any of this Agreement shall be effective unless it is made or confirmed in a written document signed by each party to the relevant document.

14.2	Waivers

No delay in exercising or non-exercise by a party of any right, power or remedy under this Agreement or any other document referred to in it shall impair, or otherwise operate as a waiver or release of, that right, power or remedy.

15.	FURTHER ASSURANCE

Each of the Minority Sellers shall from time to time (including at any time following Completion) at its own cost, do, perform, sign, execute and deliver all such acts, deeds, documents and things (or procure the doing, performance, signing, execution or delivery of them) as any the Purchaser shall from time to time reasonably require, in a form and in terms reasonably satisfactory to the relevant Minority Seller (as applicable) to give full effect to the transfer of the Shares owned by it as set out opposite its name in Schedule 1, Part 2 (The Minority Sellers) to the Purchaser.

16.	COUNTERPARTS

16.1	Any number of counterparts

This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each of the parties has executed at least one counterpart.

16.2	Each counterpart an original

Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

17.	ASSIGNMENT AND THIRD PARTY RIGHTS

17.1	Agreement binding on successors and permitted assignees

This Agreement shall be binding on and enure for the benefit of the successors and permitted assignees of the parties.

17.2	Benefit of agreement not assignable

(a)	Subject to Clause 17.2(b), the benefit of this Agreement may not be assigned, transferred, charged or dealt in (whether by way of security, trust or otherwise) either in whole or in part to any person.

(b)	Subject to Clause 17.2(c), the Purchaser may assign the benefit of this Agreement, in whole or in part, to, and it may be enforced by any member of the Purchaser’s Group subject to the condition that the Purchaser will procure that before any assignee subsequently ceases to be a member of the Purchaser’s Group that assignee shall assign back to the Purchaser or another member of the Purchaser’s Group so much of the benefit of this Agreement as has been assigned to it. Any person to whom an assignment is made under this Clause 17.2 may itself make an assignment as if it were the Purchaser under this Clause 17.2.

(c)	Any assignment made pursuant to Clause 17.2(b) shall be on the basis that:

(i)	the Minority Sellers may discharge their obligations under this Agreement to the assignor until it receives notice of the assignment;

(ii)	the liability of the Minority Sellers to any assignee shall not be greater than their liability to the Purchaser named in this Agreement; and

(iii)	the Purchaser will remain liable for any obligations under this Agreement.

17.3	No Rights of Third Parties

The parties do not intend any provision of this Agreement to be enforceable pursuant to the Contracts (Rights of Third Parties) Act 1999.

18.	PAYMENTS, SET OFF AND DEFAULT INTEREST

(a)	Any payment to be made pursuant to this Agreement by the Purchaser to Prism shall be made to the Prism Account, any payment to be made pursuant to this Agreement by the Purchaser to Bond shall be made to the Bond Account, and any payment to be made pursuant to this Agreement by a Minority Seller to the Purchaser shall be made to the Purchaser’s Account, in each case by way of electronic transfer in immediately available funds on or before the due date for payment. Receipt of such sum in such account on or before the due date for payment shall be a good discharge by the payor of its obligation to make such payment.

(b)	Subject to Clause 18(c) below and other than for payments of interest or payments required under Clause 3.4(b), all payments made by any party to this Agreement under this Agreement, shall be made free from any set-off, counterclaim or other deduction or withholding of any nature whatsoever, except for deductions or withholdings required to be made by law. If any deductions or withholdings are required by law to be made from any such payments (other than payments required under Clause 3.4(b)), the amount of the payment shall be increased by such amount as will, after the deduction or withholding has been made, leave the recipient of the payment with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

(c)

Where either of the Minority Sellers or the Purchaser default in the payment when due or any damages or other sum payable by virtue of this Agreement the liability of the Seller or the Purchaser (as the case may be) shall be increased to include an amount equal to interest on such sum from the date when payment is due to the date of actual payment (both before and after judgment) at that annual rate which is 2% per annum above the base lending rate of HSBC Bank plc from time to time in effect during such period. Such interest shall accrue from day to day and be compounded quarterly and shall be payable without prejudice to any other remedy available to any of the Minority Sellers or the Purchaser (as the case may be) in respect of such default.

19.	NOTICES

19.1	Form of notices

Subject to Clause 19.2, all communications relating to this Agreement shall be in writing, in the English language and delivered by hand or sent by post to:

(a)	in the case of the Purchaser or the Guarantor, at the relevant address shown at the start of this Agreement; or

(b)	in the case of Bond, to the relevant address shown in Schedule 1, Part 2 (The Minority Sellers); or

(c)	in the case of Prism, to Hollyport Capital, 56 Conduit Street, London W1S 2YZ, United Kingdom, marked for the attention of John Carter and Steve Nicholls.

19.2	Change of address

Any party may from time to time notify the other parties of an address other than that specified by Clause 19.1 and such address shall, thereafter, be used in place of the address specified by Clause 19.1.

19.3	When notices take effect

Each of the communications referred to in Clauses 19.1 and 19.2 shall take effect:

(a)	if delivered, upon delivery; and

(b)	if posted, at the earlier of delivery and, if sent by first class registered post, 10.00 a.m. on the second Business Day after posting.

20.	GOVERNING LAW AND JURISDICTION

20.1	Governing law

This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by and construed in accordance with English law.

20.2	Jurisdiction

Each party irrevocably submits to the exclusive jurisdiction of the English courts to settle any dispute which may arise under or in connection with this Agreement or the legal relationships established by this Agreement.

20.3	Agent for service of process

(a)	The Guarantor hereby appoints the Purchaser as agent to receive on its behalf service of process in any proceedings in England involving this Agreement. Such service shall be deemed completed on delivery to such agent (whether or not it is forwarded to and received by the Purchaser). If for any reason such agent ceases to be able to act as agent or no longer has an address in England, the Purchaser shall forthwith appoint a substitute acceptable to the Minority Sellers and deliver to the Minority Sellers the new agent’s name and address.

(b)	Bond hereby appoints the Bond Representative as agent to receive on its behalf service of process in any proceedings in England involving this Agreement. Such service shall be deemed completed on delivery to such agent (whether or not it is forwarded to and received by Bond). If for any reason such agent ceases to be able to act as agent or no longer has an address in England, Bond shall forthwith appoint a substitute acceptable to the Purchaser and deliver to the Purchaser the new agent’s name and address.

(c)	Service of process on Prism shall be made in accordance with Clause 19 (Notices) and marked for the attention of the Prism Representative.

20.4	Process

Each party irrevocably consents to any process in any legal action or proceedings arising out of or in connection with this Agreement (including its formation) being served on it in accordance with the provisions of this Agreement relating to service of notices. Nothing contained in this Agreement shall affect the right to serve process in any other manner permitted by law.

EXECUTION

The parties have shown their acceptance of the terms of this Agreement by executing it after the Schedules.

SCHEDULE 2

COMPLETION ARRANGEMENTS

1.	BOND’S OBLIGATION TO DELIVER

Bond shall deliver to the Purchaser:

(a)	duly executed share transfers in respect of the Shares set out opposite its name in Schedule 1, Part 2 (The Minority Sellers) in favour of the Purchaser (or its nominee);

(b)	related share certificates for such Shares (or an indemnity in the usual form as agreed between Bond and the Purchaser in the case of any lost certificate); and

(c)	any power of attorney or other evidence of authority under which the transfers described in paragraph (a) have been executed.

2.	PRISM’S OBLIGATION TO DELIVER

Prism shall deliver to the Purchaser:

(a)	duly executed share transfers in respect of the Shares set out opposite its name in Schedule 1, Part 2 (The Minority Sellers) in favour of the Purchaser (or its nominee);

(b)	related share certificates for such Shares (or an indemnity in the usual form as agreed between Prism and the Purchaser in the case of any lost certificate); and

(c)	any power of attorney or other evidence of authority under which the transfers described in paragraph (a) have been executed.

3.	PURCHASER’S OBLIGATIONS AT COMPLETION

Subject to the conclusion of the matters referred to in Paragraphs 1 and 2 the Purchaser shall:

(a)	procure that the sum set out in Clause 3.2(a) shall immediately be paid by way of electronic transfer for same day value to the Prism Account;

(b)	procure that the sum set out in Clause 3.2(b), plus the amount (if any) required to be paid pursuant to Clause 3.2(c), shall immediately be paid by way of electronic transfer for same day value to the Bond Account;

(c)	procure that any dividend which has been declared on the Preference Shares at or before Completion is paid to the Bond Account, up to a maximum amount of £3,386,188, immediately following Completion; and

(d)	procure that:

(i)	if the SUSA Release Letter duly executed is delivered to the Purchaser on or prior to the date which is 5 Business Days prior to the

Completion Date, the SUSA Executives Payment (including the SUSA Bond Contribution Amount and the SUSA Prism Contribution Amount) minus the SUSA Taxes (including the SUSA Taxes Amount) is paid to such account as the SUSA Executives direct; or

(ii)	if the SUSA Release Letter duly executed is not delivered to the Purchaser on or prior to the date which is 5 Business Days prior to the Completion Date, the SUSA Executives Payment (including the SUSA Bond Contribution Amount and the SUSA Prism Contribution Amount) minus the SUSA Taxes (including the SUSA Taxes Amount) is paid to the client bank account of the Sellers’ Lawyers (as defined in the Majority Sale Agreement).

SCHEDULE 3

WARRANTIES

1.	SHARES FULLY PAID UP

(a)	All of the Minority Seller’s Shares are fully paid up and there is no liability to pay any additional contributions on the Shares except, in the case of Prism, for the 10,536 Ordinary Shares held by it at the date of this Agreement, which are partly paid as to £0.25 per share (in aggregate £29,290.08).

(b)	Schedule 1, Part 2 (The Minority Sellers) contains true and complete particulars of all of the Minority Seller’s issued shares in the capital of the Company.

2.	NO ENCUMBRANCES

There are no Encumbrances over or affecting the Minority Seller’s Shares and there is no agreement to give or create any such Encumbrance.

3.	NO DISPUTES

The Minority Seller has not been notified of any dispute concerning the title to any of the Minority Seller’s Shares.

4.	POWER AND CAPACITY

(a)	The Minority Seller has all requisite power and authority to enter into and perform this Agreement in accordance with its terms.

(b)	This Agreement constitutes (or shall constitute when executed) valid, legal and binding obligations on the Minority Seller in the terms of this Agreement.

(c)	No consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any Authority is required to be obtained or made, by the Minority Seller to authorise its execution or performance of this Agreement.

EXECUTION of the Sale and Purchase Agreement:

SIGNED by CSP Prism L.P., acting by its general partner HOLLYPORT MANAGEMENT LIMITED, acting by	) /s/ John Carter ) ) )
John Carter	(Director))

SIGNED by	Jim Jacoby,	) /s/ Jim Jacoby
Director, duly authorised for and on behalf of		)
BOND CAPITAL PARTNERS I LIMITED		)

SIGNED by	Albert G. White III	Director,	) /s/ Albert G. White III
duly authorised for and on behalf of			)
COOPERVISION (UK) HOLDINGS LIMITED:			) )

SIGNED by	Albert G. White III	Director,	) /s/ Albert G. White III
duly authorised for and on behalf of			)
THE COOPER COMPANIES, INC.:			)

[Signature page to Sale and Purchase Agreement]